STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
December 18, 2015
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick F. Scott

Re:	The Dreyfus/Laurel Funds, Inc.
File Numbers: 811-05202; 33-16338

Ladies and Gentlemen:
On behalf of The Dreyfus/Laurel Funds, Inc. (the "Company"), with respect to its series, General Treasury and Agency Money Market Fund (the "fund"), on or about December 29, 2015 we plan to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 153 (the "Amendment") to the Company's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will be filed in order to respond to comments of the staff (the "Staff") of the Commission on Post-Effective Amendment No. 151 to the Registration Statement, filed on November 3, 2015 ("Amendment No. 151"), that were provided to the undersigned by Patrick F. Scott of the Staff via telephone on December 15, 2015 and to make certain other non-material revisions.
Our responses to the Staff's comments are below.  For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated in their entirety, and the response is set out immediately following each comment.  References to disclosure are to disclosures to be made in the Amendment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used and not defined herein have the meanings ascribed to them in the Amendment.
General

1.	Staff Comment: Please file a Tandy certification with the Amendment if it was not included in Amendment No. 151.
Response:  The Company's Tandy certification was filed with Amendment No. 151.
2.
Staff Comment:  If the Amendment is to become effective on or after January 1, 2016, please update performance and other information which Form N-1A requires to be provided as of the end of the most recent calendar year to be as of December 31, 2015 (e.g., Item 4 performance, Item 17 and Item 20).

Response:  Concurrent with the filing of this letter, the Company and its principal underwriter are filing requests to accelerate the effective date for the Amendment to as soon as it may be practicable on December 31, 2015.  Therefore, information which Form N-1A requires to be as of the end of the most recent calendar year will be provided as of December 31, 2014.
3.	Staff Comment: Please update the fund's class information in EDGAR to include the ticker symbol for the new class being registered in the Amendment, when available, as per Rule 313 of Regulation S-T.
Response:  The requested update has been made in the EDGAR system.
Prospectus

Fund Summary—Fees and Expenses and Fund Summary— Example

4.
Staff Comment:  Footnote ** to the fee table describes an agreement by Dreyfus to pay all of the fund's expenses (subject to certain listed exceptions, including fees and expenses of the non-interested board members and their counsel) and to reduce its fee in an amount equal to the fund's allocable portion of the fees and expenses of the non-interested board members and their counsel.  Please include the required disclosure of the period for which these arrangements are expected to continue, including the expected termination date (which must be no less than one year from the effective date of the Amendment), and briefly describe how and under what circumstances the arrangements may be terminated, as per Instruction 3(e) to Item 3 of Form N-1A.  Please also revise the introduction to the Example to clarify that the expense payment and fee reduction arrangements are only reflected in the Example for the term of the arrangements.

Response.  As the fund is what is commonly referred to as a "unitary fee" fund, Dreyfus' agreement to pay all of the fund's expenses (subject to certain listed exceptions, including fees and expenses of the non-interested board members and their counsel) and to reduce its fee in an amount equal to the fund's allocable portion of the fees and expenses of the non-interested board members and their counsel is contained within the fund's investment management agreement pursuant to Section 15(a) of the 1940 Act.  Accordingly, there is no termination date.  Footnote ** will be revised in the Amendment as follows:
The fund's investment adviser, The Dreyfus Corporation, has agreed in its investment management agreement with the fund to:  (1) pay all of the fund's expenses, except management fees, Rule 12b-1 fees and certain other expenses, including the fees and expenses of the non-interested board members and their counsel, and (2) reduce its fees pursuant to the investment management agreement in an amount equal to the fund's allocable portion of the fees and expenses of the non-interested board members and their counsel (in the amount of .01% for the past fiscal year).  These provisions in the investment management agreement may not be amended without the approval of the fund's shareholders.
Since there is no termination date, the expense payment and fee reduction arrangements will continue to be reflected in each period of the Example without additional disclosure.
Fund Summary—Principal Investment Strategy
5.
Staff Comment:  In accordance with Rule 35d-1 under the 1940 Act, please state that the fund will normally invest at least 80% of its net assets, plus any borrowings for investment purposes, in securities backed by the full faith and credit of the U.S. government.

Response:  Rule 35d-1, as applied to the fund, would require that the fund invest at least 80% of its net assets, plus any borrowings for investment purposes, in Treasury and agency securities (which could include repurchase agreements in respect of such securities).  However, the fund has adopted a much more restrictive policy to normally invest exclusively in securities backed by the full faith and credit of the U.S. government and repurchase agreements in respect of such securities.  We believe it would be confusing to investors to include a different, less restrictive 80% policy statement.  The fund's SAI includes a section summarizing the policies with respect to the investment of 80% of assets of the funds covered by the SAI (including the fund), and similar policies (Investment Restrictions—Policies Related to Fund Names).  In the Amendment, we will clarify in this section that the fund will provide shareholders with 60 days' prior notice of any change to the fund's policy to normally invest exclusively in securities backed by the full faith and credit of the U.S. government and repurchase agreements in respect of such securities.  Any such change would be approved by the Company's Board of Directors (the "Board"), and such notice to shareholders would be provided in the manner specified in Rule 35d-1.  As a result of the foregoing, we believe that the fund complies with the requirements of Rule 35d-1.
6.	Staff Comment: Please define tri-party repurchase agreements.
Response:  In the Amendment, we will remove the parenthetical in the last sentence of the first paragraph of Fund Summary—Principal Investment Strategy and the third sentence of the second paragraph of Fund Details—Goal and Approach.  The following sentence will be added as the second sentence of the second paragraph of Fund Details—Goal and Approach:  "Such repurchase agreements may include tri-party repurchase agreements executed through a third party bank that provides payment administration, collateral custody and management services to the parties to the repurchase agreements."
Fund Summary—Principal Risks
7.
Staff Comment:  Please revise Regulatory Risk to add disclosure regarding how money market reform will affect the fund specifically, both in the summary in the disclosure responsive to Item 4 and in more detail in the disclosure responsive to Item 9.

Response:  The fund has been designated by the Board as, and implemented investment strategy changes so that it may be treated as, a "government money market fund" as defined in revised Rule 2a-7 under the 1940 Act.  Accordingly, we have deleted Regulatory Risk in both of the referenced disclosure sections.
Fund Summary—Performance
8.
Staff Comment:  The fourth sentence of the first paragraph of Fund Summary—Performance states that "[t]he fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future."  Please delete the parenthetical as it is not permitted by Form N-1A.

Response:  The referenced sentence has been revised as follows:  "The fund's past performance is not necessarily an indication of how the fund will perform in the future."
Fund Details—Goal and Approach
9.
Staff Comment:  Please review IM Guidance Update 2014-08 (the "Guidance Update") and determine whether the Item 4 disclosure truly summarizes the Item 9 disclosure and whether the disclosure responsive to Item 9 ought to go into greater detail.  Information disclosed in response to Item 4 should not substantially repeat the information disclosed in response to Item 9.  We note that the disclosure responsive to Items 4 and 9 appears to be fairly identical and believe that that the disclosure responsive to Item 9 should be more detailed and that the disclosure responsive to Item 4 should summarize the disclosure responsive to Item 9.  Also, please note that if there is a principal risk disclosed in the Fund Summary portion of the prospectus it should be reflected in description of investment strategies in the Fund Summary.

Response:  We have reviewed the Guidance Update and believe that the disclosure in the prospectus responsive to Items 4 and 9 of Form N-1A complies with the Form requirements as well as the Guidance Update.
While we recognize that the disclosure in response to the requirements of Item 9 is brief, since the fund has a very straightforward strategy of investing in a defined universe of very specific and "plain vanilla" securities that are typically considered relatively low risk (i.e., securities backed by the full faith and credit of the U.S. government and repurchase agreements in respect of such securities), does not pursue a certain "style" of investing (e.g., value or growth) and does not invest in derivatives, we do not believe that a more expansive strategy discussion is necessary or helpful to investors in this particular fund.  We note, however, that disclosure added in response to the Staff comments described in this letter do add further disclosure responsive to Item 9.  We also note that, due to the brevity of the disclosure responsive to Item 9, such disclosure is by nature difficult to effectively summarize, although disclosures added in response to the Staff comments described in this letter do serve to further distinguish the disclosure responsive to Item 9 from the disclosure responsive to Item 4 in that additional detail is included in the Item 9 disclosure.
Regarding the Item 4 principal risk disclosure, we have added the following sentence at the end of Fund Summary—Principal Investment Strategy:  "Securities backed by the full faith and credit of the U.S. government include Treasury securities as well as securities issued by certain agencies of the U.S. government."  In addition, we have added the following sentence as the third sentence of the second paragraph in Fund Details—Goal and Approach:  "Securities backed by the full faith and credit of the U.S. government include Treasury securities as well as securities issued by certain agencies of the U.S. government, such as the Government National Mortgage Association."
Shareholder Guide—Buying and Selling Shares—How to Sell Shares
10.
Staff Comment: The last sentence of the first paragraph states that "[y]our order will be processed promptly and you will generally receive the proceeds within a week."  Please replace "within a week" with "within seven days."

Response:  The requested change will be made in the Amendment.
11.
Staff Comment: The second bullet point of the second paragraph states that "the fund will not honor redemption checks or process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares."  Please revise the end of this sentence to include that the fund may not honor such checks or process such requests for up to eight business days or until the check clears following the purchase of those shares.

Response:  The referenced disclosure will be revised in the Amendment as follows:  "…for up to eight business days or until the fund receives verification of clearance of the check used to purchase such shares."
Shareholder Guide—General Policies
12.
Staff Comment: The fourth bullet point of the fifth paragraph states that each fund also reserves the right to:  "'redeem in kind,' or make payments in securities rather than cash, if the amount you are redeeming is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)."  Please disclose that any securities distributed in kind will remain exposed to market risk until sold and, if true, that shareholders may incur taxable gain when selling the securities.

Response:  The requested disclosure will be added in the Amendment.
*    *    *    *    *
We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6658.
Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc:            Janna Manes

THE DREYFUS/LAUREL FUNDS, INC.
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

December 18, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Patrick F. Scott

Re:	The Dreyfus/Laurel Funds, Inc.
(Registration Nos: 33-16338 and 811-05202)

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the above-referenced fund (the "Fund") hereby requests that the effective dates for Post-Effective Amendment No. 151 and Post-Effective Amendment No. 153 to the Fund's Registration Statement on Form N-1A be accelerated to become effective as soon as it may be practicable on December 31, 2015.

Sincerely,

THE DREYFUS/LAUREL FUNDS, INC.

By:	/s/ James Bitetto
James Bitetto
Vice President

MBSC SECURITIES CORPORATION
200 Park Avenue
New York, New York 10166

December 18, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Patrick F. Scott
Re:	The Dreyfus/Laurel Funds, Inc. (the "Fund") (Registration Nos: 33-16338 and 811-05202)
Ladies and Gentlemen:

Pursuant to Rule 461 under Securities Act of 1933, as amended, we, as principal underwriter of the Fund, hereby join the Fund in requesting that the effective dates for Post-Effective Amendment No. 151 and Post-Effective Amendment No. 153 to the Fund's Registration Statement on Form N-1A be accelerated to become effective as soon as it may be practicable on December 31, 2015.

Sincerely,

MBSC SECURITIES CORPORATION

By:	/s/ James Bitetto
James Bitetto
Secretary